Contact

www.linkedin.com/in/erik-hansen-45bb3819 (LinkedIn)

Top Skills

Flight Operations

Commercial Pilot

Airlines

Erik Hansen

Training Captain B 777 at Emirates Airline
United Arab Emirates

Experience

Emirates
Pilot

Emirates Airline
Training Captain B 777
July 2003 - Present (21 years)
Dubai, U.A.E

Air Canada
First Officer A320
May 1996 - June 2003 (7 years 2 months)
Toronto, Canada

___

Education

The University of North Dakota
Bachelor of Science (BSc), Aeronautical Studies · (1988 - 1989)